UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 17, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Signal Genetics, Inc.

File No. 333-194668 - CF# 30560

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Signal Genetics, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on March 19, 2014, as amended on April 9, 2014.

Based on representations by Signal Genetics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.2	through December 30, 2023
Exhibit 10.4	through December 30, 2023
Exhibit 10.7	through August 18, 2014
Exhibit 10.8	through August 18, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary